August 29, 2025

Via Edgar Transmission Ms. Catherine De Lorenzo / Ms. Pam Howell Securities and Exchange Commission Division of Corporation Finance Office of Energy & Transportation Washington, D.C. 20549

Re:	KWF Group Holding Limited Registration Statement on Form F-1 Filed August 5, 2025 File No. 333-289240

Dear Ms. Lorenzo / Ms. Howell:

As counsel for the Company and on its behalf, this letter is being submitted in response to the letter dated August 18, 2025 from the Securities and Exchange Commission (the “Commission”) in which the staff of the Commsission (the “Staff”) commented on the above-referenced Amended Draft Registration Statement on Form F-1 (the “Form F-1”).

For the Staff’s convenience, the Staff’s comment has been stated below in its entirety, with the Company’s response set out immediately underneath such comment.

Registration Statement on Form F-1 Exhibits

1.

Please request that Cayman counsel revise its opinion in Exhibit 5.1 to remove inappropriate assumptions or explain the reason for such inclusion. For example, we note section 2, paragraphs (e) and (g). It is not appropriate for counsel to include in its opinion assumptions that assume any of the material facts underlying the opinion or any readily ascertainable facts. Refer to Section II.B.3.a of Staff Legal Bulletin No. 19.

Response: We respectfully advise the Staff that we have revised the opinion in Exhibit 5.1 to address the above.

* * *

Please contact the undersigned at (852) 3923-1188 if you have any questions with respect to the responses contained in this letter.

Sincerely,

/s/ Lawrence S. Venick
Lawrence S. Venick

Direct Dial: +852.3923.1188
Email: lvenick@loeb.com